QuickLinks -- Click here to rapidly navigate through this document

Exhibit 11

Statement Regarding Computation of Per Share Earnings

        The following table is the reconciliation of basic and diluted earnings per share for the years ended December 31, 2010, 2009 and 2008 (dollars in thousands except per share amounts):

	2010		2009		2008
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income	$26,872	$26,872	$19,200	$19,200	$12,850	$12,850

Weighted average shares outstanding	58,578,599	58,578,599	58,370,569	58,370,569	57,607,498	57,607,498
Effect of dilutive securities	—	4,586	—	36,898	—	243,908

Adjusted weighted average shares outstanding	58,578,599	58,583,185	58,370,569	58,407,467	57,607,498	57,851,406

Earning per share	$0.46	$0.46	$0.33	$0.33	$0.22	$0.22

QuickLinks

  Exhibit 11
Statement Regarding Computation of Per Share Earnings